Exhibit 3.1

AMENDMENTS TO THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF ROSE HILL ACQUISITION CORPORATION

That the Amended and Restated Articles of Association of Rose Hill Acquisition Corporation are amended by:

(a)     deleting Article 192 in its entirety and replacing it with the following:

“192.      In the event that:

(a)          either (i) the Company does not consummate a Business Combination within 21 months after the date of the closing of the IPO, or such later time as the Shareholders may approve in accordance with these Articles or (ii) a resolution of the Shareholders is passed pursuant to the Companies Act to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reason, the Company shall: (A) cease all operations except for the purpose of winding up; (B) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account and not previously released to the Company to pay tax obligations, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Shareholders’ rights as Shareholders (including the right to receive further liquidation distributions, if any); and (C) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Shareholders and the Directors, liquidate and dissolve, subject in the case of sub-articles (B) and (C), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law; and

(b)          any amendment is made to Article 192(a) that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within 21 months after the date of the closing of the IPO, or any amendment is made with respect to any other provision of these Articles relating to the rights of holders of Class A Shares, each holder of Public Shares who is not a Founder, Director or officer of the Company shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account and not previously released to the Company to pay its tax obligations, if any (less up to US $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue.”; and

(b)     deleting Article 194 in its entirety and replacing it with the following:

“194.      After the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)          receive funds from the Trust Account; or

(b)         vote on (i) any Business Combination or any other proposal presented to the Shareholders prior to or in connection with the completion of a Business Combination, or (ii) a proposed amendment to these Articles to extend the time the Company has to consummate a Business Combination beyond 21 months after the date of the closing of the IPO or otherwise amend any of the Business Combination Provisions.”

(c)     deleting Article 189 in its entirety and replacing it with the following:

“189. At a general meeting called for the purposes of approving a Business Combination pursuant to these Articles, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate that Business Combination.”